UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

TOP KINGWIN LTD

(Exact name of registrant as specified in its charter)

Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555

North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Closing of a Private Placement Transaction

As previously disclosed in the Form 6-K filed on November 26, 2024, Top KingWin Ltd. (the “Company”) entered into a certain securities purchase agreement (the “SPA”) with a certain accredited investors (the “Purchaser”) on November 25, 2024, pursuant to which the Company agreed to issue to the Purchaser a convertible note in the original principal amount up to $2,500,000 (the “Note”), which Note shall be convertible into class A ordinary shares of the Company, par value of $0.0001 per share, in accordance with the terms of the Note (the “Offering”).

Upon satisfying all closing conditions, the Offering was consummated on November 26, 2024. The Company issued the Note in the original principal amount of $2,500,000 to the Purchaser. Forms of the SPA and the Note were furnished as Exhibit 99.1 and 99.2 to the Form 6-K dated November 26, 2024.

The gross aggregate proceeds to the Company from this Offering are approximately $2,250,000, before deducting any fees or expenses. The Company plans to use the net proceeds for working capital and general corporate purposes. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this Offering.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top KingWin Ltd.

Date: November 27, 2024	By:	/s/ Ruilin Xu
	Name:	Ruilin Xu
	Title:	Chief Executive Officer

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